UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CEDAR SHOPPING CENTERS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.06 PER SHARE

(Title of Class of Securities)

150602209

(CUSIP Number)

Roberta S. Matlin

President

Inland Investment Advisors, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,984,338(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,984,338(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,984,338(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 11.3%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of 1:30 p.m. central time, February 19, 2008. Mr. Parks holds 2,000 shares in an account over which he has sole voting and dispositive power.  Inland American and the Reporting Persons other than Mr. Parks disclaim beneficial ownership over these Shares, and Mr. Parks disclaims beneficial ownership over any of the Shares held by Reporting Persons other than himself.

(2) The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,984,338(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,984,338(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,984,338(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 11.3%(2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1)  The number of shares reported as beneficially owned is as of 1:30 p.m. central time, February 19, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.  Mr. Parks holds 2,000 shares in an account over which he has sole voting and dispositive power.  Inland American and the Reporting Persons other than Mr. Parks disclaim beneficial ownership over these Shares, and Mr. Parks disclaims beneficial ownership over any of the Shares held by Reporting Persons other than himself.

(2) The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Real Estate Investment Corporation (I.R.S. Employer Identification No. 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,984,338(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,984,338(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,984,338(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 11.3%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1)  The number of shares reported as beneficially owned is as of 1:30 p.m. central time, February 19, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.  Mr. Parks holds 2,000 shares in an account over which he has sole voting and dispositive power.  Inland American and the Reporting Persons other than Mr. Parks disclaim beneficial ownership over these Shares, and Mr. Parks disclaims beneficial ownership over any of the Shares held by Reporting Persons other than himself.

(2) The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Inland Group, Inc. (I.R.S. Employer Identification No. 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,984,338(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,984,338(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,984,338(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 11.3%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1)  The number of shares reported as beneficially owned is as of 1:30 p.m. central time, February 19, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Parks holds 2,000 shares in an account over which he has sole voting and dispositive power.  Inland American and the Reporting Persons other than Mr. Parks disclaim beneficial ownership over these Shares, and Mr. Parks disclaims beneficial ownership over any of the Shares held by Reporting Persons other than himself.

(2) The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,984,338(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,984,338(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,984,338(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 11.3%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1)  The number of shares reported as beneficially owned is as of 1:30 p.m. central time, February 19, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.  Mr. Parks holds 2,000 shares in an account over which he has sole voting and dispositive power.  Inland American and the Reporting Persons other than Mr. Parks disclaim beneficial ownership over these Shares, and Mr. Parks disclaims beneficial ownership over any of the Shares held by Reporting Persons other than himself.

(2) The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 150602209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert D. Parks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,000(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1)  The number of shares reported as beneficially owned is as of 1:30 p.m. central time, February 19, 2008.  Mr. Parks holds 2,000 shares in an account over which he has sole voting and dispositive power.  Inland American and the Reporting Persons other than Mr. Parks disclaim beneficial ownership over these Shares, and Mr. Parks disclaims beneficial ownership over any of the Shares held by Reporting Persons other than himself.

(2) The percentage is calculated based on a total of 44,230,766 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of November 2, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

                This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, The Inland Group, Inc. and Daniel L. Goodwin with the Securities and Exchange Commission (the “SEC”) on January 22, 2008 (the “Initial Statement,” and as amended by Amendment No. 1 filed with the SEC on February 14, 2008 and this Amendment No. 2, the “Schedule 13D”), in connection with the acquisition of an additional 649,700 Shares and the addition of Robert D. Parks as an additional reporting person.  Capitalized terms used in this Amendment No. 2 without being defined herein have the meanings given to them in the Initial Statement.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

(a)                                  Robert D. Parks

(b)                                 Business Address:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Occupation:  Chairman, Inland Real Estate Investment Corporation.

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(d)                                 Mr. Parks has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  Mr. Parks has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

(f)                                    Citizenship:  United States

Inland American, Adviser, IREIC, TIGI, Mr. Goodwin and Mr. Parks collectively are referred to herein as the “Reporting Persons.”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to the Advisory Agreement, Adviser has purchased on behalf of Inland American an additional 649,700 Shares for an aggregate price of $7,263,257 in approximately 3 open-market transactions from January 19, 2008 through February 19, 2008.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares it holds for the account of Inland American by means of a committee composed of three of the directors of Adviser.  Because no one officer or director of the Reporting Persons, has the ability to direct the disposition of these Shares, with the exception of Mr. Goodwin, none of the other officers and directors of the Reporting Persons beneficially owns such shares.  Therefore, with the exception of Mr. Goodwin, none of the executive officers or directors listed on Appendices A through D beneficially owns any of these Shares.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with Inland American pursuant to the terms of the Advisory Agreement.  None of the executive officers or directors listed on Appendices A through D, with the exception of Mr. Goodwin, beneficially owns any of these Shares.

(c)                                  During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price per Share	Total Purchase Price
January 7, 2008	B	147,200	$9.75	$1,435,914
January 8, 2008	B	250,000	$9.76	$2,440,180
January 9, 2008	B	202,300	$9.55	$1,932,151
January 10, 2008	B	194,587	$9.78	$1,903,738
January 11, 2008	B	100,000	$9.62	$965,194
January 11, 2008	B	153,800	$9.70	$1,491,460
January 14, 2008	B	81,900	$9.80	$802,765
January 14, 2008	B	161,600	$9.83	$1,593,622
January 15, 2008	B	58,200	$9.82	$571,551
January 15, 2008	B	785,900	$9.85	$7,762,496
January 16, 2008	B	163,400	$10.00	$1,639,625
January 17, 2008	B	360,900	$10.03	$3,630,297
January 18, 2008	B	126,009	$9.99	$1,262,198
February 14, 2008	B	439,500	$11.13	$4,892,409
February 15, 2008	B	165,700	$11.21	$1,863,218
February 19, 2008	B	44,500	$11.38	$507,629

To the knowledge of the Reporting Persons, none of the executive officers and directors of Inland American,  Adviser, IREIC or TIGI, with the exception of Robert D. Parks, has effected any transactions in Shares of the Company in the last 60 days or otherwise.  Mr. Goodwin has not effected any transactions in Shares of the Company on his own behalf in the last 60 days or otherwise.  Mr. Parks owns 2,000 Shares at a total cost of $27,780.  Mr. Parks holds his Shares in a personal account over which he has the sole power to vote and dispose of the Shares.

(d)                                 None.

(e)                                  Not Applicable.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibit:

Exhibit Number	Exhibit
7.5	Joint Filing Agreement with respect to this Amendment No. 2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
Name:	Brenda G. Gujral
Title:	President

Dated: February 19, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
Name:	Roberta S. Matlin
Title:	President

Dated: February 19, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
Name:	Roberta S. Matlin
Title:	Senior Vice President

Dated: February 19, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
Name:	Daniel L. Goodwin
Title:	President

Dated: February 19, 2008	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated: February 19, 2008	ROBERT D. PARKS

/s/ Robert D. Parks